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02021251

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51785

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING RECEIVED MAR 19 2002 366

REPORT FOR THE PERIOD BEGINNING 10/01/00 (MM/DD/YY) AND ENDING 09/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

National Australia Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue, 34th Floor

(No. and Street)

New York, NY 10166

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Ferrari, CEO 212 916 9590

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name — *if individual, state last, first, middle name*)

757 Third Avenue New York, NY 10017

(Address) (City) (State) Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert Cone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Australia Capital Markets LLC, as of September 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

AURORA E. RUIZ
Notary Public, State of New York
No. 01RU5043187
Qualified in New York County
Commission Expires May 08, 2003
Notary Public

Signature
R.G. Cone
President
Title
NACM, LLC

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONAL AUSTRALIA CAPITAL MARKETS, LLC

(A Limited Liability Company)

Table of Contents

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
National Australia Capital Markets LLC:
(A Limited Liability Company)

We have audited the accompanying statement of financial condition of National Australia Capital Markets LLC, a Limited Liability Company, (the Company), as of September 30, 2001, and the related statements of income and retained earnings, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Australia Capital Markets LLC as of September 30, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

November 15, 2001

NATIONAL AUSTRALIA CAPITAL MARKETS LLC
(A Limited Liability Company)

Statement of Financial Condition

September 30, 2001

Assets

Cash and cash equivalents	$	10,714,628
Due from clearing broker (note 5)		255,767
Due from affiliate (note 3)		1,551,275
Accrued interest receivable		388
Other assets		60,100
Total assets	$	12,582,158
Liabilities and Members' Equity		
Due to affiliate (note 3)		10,047,679
Income taxes payable (note 4)		817,890
Accrued interest payable (note 3)		31,839
Unearned income (note 2)		369,750
Total liabilities		11,267,158
Commitments and contingencies (note 5)		
Members' equity (note 1):		
Members' contribution		375,000
Retained earnings		940,000
Total members' equity		1,315,000
Total liabilities and members' equity	$	12,582,158

See accompanying notes to financial statements.

NATIONAL AUSTRALIA CAPITAL MARKETS LLC
(A Limited Liability Company)

Statement of Income

Year ended September 30, 2001

Revenues:		
Commissions (note 2)	$	1,744,586
Management and investment advisory fee		90,778
Interest income		231,036
Total revenues		2,066,400
Expenses:		
Interest expense (note 3)		331,603
Other expenses		14,603
Total expenses		346,206
Income before income taxes		1,720,194
Provision for income taxes (note 4)		799,890
Net income	$	920,304

See accompanying notes to financial statements.

NATIONAL AUSTRALIA CAPITAL MARKETS LLC
(A Limited Liability Company)

Statement of Changes in Members' Equity

Year ended September 30, 2001

		Members' Contribution	Retained earnings	Total members' equity
Balance at September 30, 2000	$	375,000	19,696	394,696
Net income		—	920,304	920,304
Balance at September 30, 2001	$	375,000	940,000	1,315,000

See accompanying notes to financial statements.

NATIONAL AUSTRALIA CAPITAL MARKETS LLC
(A Limited Liability Company)

Statement of Cash Flows

Year ended September 30, 2001

Cash flows from operating activities:		
Net income	$	920,304
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in due from clearing broker		744,233
Decrease in commissions receivable		166,696
Decrease in investment advisory fee receivable		73,000
Increase in investment securities		(56,800)
Increase in accrued interest receivable		(388)
Increase in income taxes payable		798,890
Increase in accrued interest payable		25,839
Increase in unearned income		369,750
Decrease in accrued expense and other liabilities		(194,000)
Net cash used in operating activities		2,847,524
Cash flows from investing activities:		
Placement with affiliate		(1,551,275)
Net cash used in investing activities		(1,551,275)
Cash flows from financing activities:		
Issuance of loan from affiliate		9,297,679
Net cash provided by financing activities		9,297,679
Net increase in cash and cash equivalents		10,593,928
Cash and cash equivalents at beginning of year		120,700
Cash and cash equivalents at end of year	$	10,714,628
Supplemental disclosure of cash flow information:		
Cash paid for interest during the year	$	331,603
Cash paid for income taxes during the year		—

See accompanying notes to financial statements.

(1) Nature of Business and Significant Accounting Policies

(a) Nature of Operations and Organization

National Australia Capital Markets LLC (the Company or NACM), is a wholly owned subsidiary of National Australia Bank Limited (NAB) based in Melbourne, Australia. The Company was formed under the laws of the State of Delaware on September 25, 1998 as a limited liability company. NAB owns 100% of all the membership interest in the Company.

The Company is based in the United States and conducts business from its office in New York City. The Company is engaged in brokerage-related activities, which generate a significant portion of the Company's revenues from customers of the Parent, its affiliates and other institutional clients. Such activities primarily include U.S. and foreign securities order flow. The accompanying financial statements may not necessarily be indicative of the condition that may have existed, or results of operations, if the Company had been operated as an unaffiliated entity.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) and (ii) of the rule.

(b) Cash Equivalents

Cash equivalents are comprised of cash with maturities of ninety days or less, except for cash pledged with the clearing broker.

(c) Income Taxes

Income taxes are accounted for under the asset and liability method as required under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

(d) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Commissions

The Company, acting as an agent, executes buy and sell trades for its customers. The Company charges certain basis points for commissions on trades that it executes on behalf of its customers. During the period ended September 30, 2001, the Company executed trades in the form U.S. and foreign government securities. In connection with these transactions, there was unearned income from its customers of $369,750.

(Continued)

(3) Related Party Transactions

The Company entered into a loan agreement with the National Australia Bank Limited for working capital purposes. The amount of the loan is $10,000,000 at a rate of LIBOR plus 0.75% and will mature in March 31, 2004. As of September 30, 2001, the outstanding amount on this loan is $10,000,000. The Company also has a short term intercompany placement of $1,551,275, with an affiliate as of September 30, 2001.

Certain direct charges, including salaries and benefits and occupancy, are paid by the New York Branch of National Australia Bank Limited ("Branch") on behalf of NACM at no charge. As of September 30, 2001, these direct charges amounted to approximately $1,165,000 and $28,000, respectively.

(4) Income Taxes

The income taxes included in the financial statements are based on the effect of including its results of operations in the Federal and combined state and local income tax returns of the New York Branch of National Australia Bank Limited after making appropriate adjustments arising from income tax regulations. Total income tax expense for the period of $799,890 was charged against income at an effective rate of 46.5%. The difference from the statutory Federal income tax rate of 35% is due to the effect of state and local taxes.

(5) Commitments and Contingencies

Clearing Broker Agreement

The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The Company has placed a $250,000 deposit with such clearing broker.

(6) Net Capital Requirements

As a registered broker-dealer and a member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 6-2/3 percent of aggregate indebtedness or $100,000, whichever is greater. As of September 30, 2001, the Company had net capital of $9,484,970, which exceeded the regulatory requirement by $9,384,870.

Schedule 1

NATIONAL AUSTRALIA CAPITAL MARKETS LLC
(A Limited Liability Company)

Computation of Net Capital for Brokers and Dealers Pursuant to Uniform Net Capital Rule 15c3-1 Under the Securities Exchange Act of 1934

September 30, 2001

Total members' capital	$	1,315,000
Add allowable subordinated liabilities		10,000,000
Total capital and allowable subordinated liabilities		11,315,000
Less non allowable assets:		
Due from affiliates		1,551,275
Other assets		60,100
Total non allowable assets		1,611,375
Haircuts on securities:		
2% on Money Market Account		218,655
Total haircuts on securities		218,655
Net capital	$	9,484,970
Total aggregate indebtedness	$	1,479,408
Minimum net capital required - the greater of 6-2/3% of aggregate indebtedness of $1,479,408 or $100,000	$	100,000
Excess net capital	$	9,384,970
Ratio of aggregate indebtedness to net capital		16 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2001):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	9,829,740
Audit adjustment to record additional provision for income taxes		(556,890)
Audit adjustment to record commission		212,250
Other audit adjustments (net)		(130)
	$	9,484,970

Schedule 2

NATIONAL AUSTRALIA CAPITAL MARKETS LLC
(A Limited Liability Company)

Computation for Determination of Reserve Requirements
for Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934

September 30, 2001

As the Company does not hold customer money or securities nor carries customers accounts, an exemption from rule 15c3-3 is claimed with respect to the provisions of Section (k)(2)(ii) thereof.

KPMG

345 Park Avenue
New York, NY 10154

**Independent Auditors' Report
on Internal Control Pursuant to SEC Rule 17a-5
for a Broker-Dealer Claiming an Exemption From
SEC Rule 15c3-3**

The Board of Directors
National Australia Capital Markets LLC:

In planning and performing our audit of the financial statements and supplemental schedules of National Australia Capital Markets LLC (the Company) for the year ended September 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001 to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

KPMG LLP

November 15, 2001